December 6, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (918)-496-6302
Larry D. Pinkston
Chief Executive Officer
Unit Corporation
7130 South Lewis
Suite 1000
Tulsa, Oklahoma
74136

> **Re:** **Unit Corporation**
> **Definitive Proxy on Schedule 14A**
> **File No. 1-09260**
> **Filed March 15, 2007**

Dear Mr. Pinkston:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor